                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                ------------

                                SCHEDULE TO
                               (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934

                               (AMENDMENT NO. 23)

                                    IBP, INC.
                            (Name of Subject Company)

                          LASSO ACQUISITION CORPORATION
                                TYSON FOODS, INC.
                        (Name of Filing Persons-Offeror)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (Title of Class of Securities)

                                 ---------------

                                    449223106
                      (Cusip Number of Class of Securities)

                                   LES BALEDGE
                                TYSON FOODS, INC.
                             2210 West Oaklawn Drive
                           Springdale, Arkansas 72762
                            Telephone: (501) 290-4000

   (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of Filing Persons)
                                   Copies to:
                                 Mel M. Immergut
                                Lawrence Lederman
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza
                            New York, New York 10005
                            Telephone: (212) 530-5732

                           CALCULATION OF FILING FEE

        Transaction                                Amount of
         valuation*                               filing fee
     -----------------                        -----------------
      $1,570,612,320                             $314,122.47

* Estimated for purposes of calculating the amount of the filing fee only.

The amount assumes the purchase of a total of 52,353,744 shares of the outstanding common stock, par value $0.05 per share, of IBP, inc., at a price per Share of $30.00 in cash. Such number of Shares, together with the 574,200 shares owned by Tyson Foods, Inc., represents approximately 50.1% of the 105,644,598 Shares of IBP, inc. outstanding as of December 28, 2000 (as represented by IBP, inc. in the Agreement and Plan of Merger, dated January 1, 2001, by and between Tyson Foods, Inc., Lasso Acquisition Corporation, and IBP, inc. (the "Merger Agreement")).

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 314,122.47    Filing Party:  Tyson Foods, Inc.
                                      (Offeror Parent) and Lasso
                                      Acquisition Corporation Form or
                                      Registration No.: Schedule TO
                                      Date Filed: December 12, 2000,
                                                  December 29, 2000 and
                                                  January 2, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

AMENDMENT NO. 23 TO TENDER OFFER STATEMENT

     This Amendment No. 23 to the Tender Offer Statement on Schedule TO as the same may have been amended from time to time (as amended hereby, the "Schedule TO") relates to the offer by Lasso Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Tyson Foods, Inc. ("Tyson") to purchase the number of outstanding shares of common stock, par value $0.05 per share (the "Shares"), of IBP, inc., a Delaware corporation ("Company"), which, together with the Shares owned by Tyson, constitutes 50.1% of the outstanding Shares at $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Supplement No. 1 to the Offer to Purchase, dated January 5, 2001 (as amended, the "Supplement Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). At Midnight on February 28, 2001, the Offer expired in accordance with its terms and was not extended. The conditions to the Offer were not satisfied. Purchaser has instructed the depositary for the Offer to return promptly all Shares tendered to date and not previously withdrawn.

     Except as amended below, the information set forth in the Supplement Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

Item 12. Exhibits.

(a)(1)    Offer to Purchase dated December 12, 2000.*
(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(3)    Notice of Guaranteed Delivery.*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)    Form of summary advertisement dated December 12, 2000.*
(a)(7)    Press Release issued by Tyson dated December 11, 2000.*
(a)(8)    Tyson Conference call dated December 12, 2000.*
(a)(9)    Press Release issued by Tyson dated December 12, 2000.*
(a)(10)   Tyson Presentation delivered December 14, 2000.*
(a)(11)   Press Release issued by Tyson dated December 19, 2000.*
(a)(12)   Tyson Presentation delivered December 19, 2000.*
(a)(13)   Press Release issued by Tyson dated December 28, 2000.*
(a)(14)   Press Release issued by Tyson dated January 1, 2001.*
(a)(15)   Tyson Conference call dated January 2, 2001.*
(a)(16)   Supplement to the Offer to Purchase dated January 5, 2001.*
(a)(17) Letter of Transmittal to the Supplement (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(18)   Notice of Guaranteed Delivery to the Supplement.*
(a)(19)   Tyson Letter to IBP stockholders dated January 5, 2001.*
(a)(20)   Revised Tyson Letter to IBP stockholders dated January 5, 2001.*
(a)(21)   Tyson Shareholder Meeting dated January 12, 2001.*
(a)(22)   Press Release issued by Tyson dated January 12, 2001.*
(a)(23) Credit Agreement by and among Tyson Foods, Inc. and certain lenders party thereto, dated as of January 12, 2001. *
(a)(24)   Press Release issued by Tyson dated January 17, 2001. *
(a)(25)   Press Release issued by Tyson dated January 25, 2001.*
(a)(26)   Press Release issued by Tyson dated January 29, 2001.*
(a)(27)   Tyson Conference call dated January 29, 2001.*
(a)(28)   Press Release issued by Tyson dated February 6, 2001.*
(a)(29)   Press Release issued by Tyson dated February 21, 2001.*
(a)(30)   Press Release issued by Tyson dated February 21, 2001.*
(a)(31)   Tyson presentation dated February 21, 2001.*
(a)(32)   Press Release issued by Tyson dated February 28, 2001.*
(d)(1) Confidentiality Agreement between Parent and the Company dated December 4, 2000.*
(d)(2) Proposed form of Merger Agreement to be entered into by and among Tyson, Purchaser and the Company.*
(d)(3)    Revised Merger Agreement, executed by Tyson.*
(d)(4) Agreement and Plan of Merger dated as of January 1, 2001 among IBP, inc., Tyson Foods, Inc. and Lasso Acquisition Corporation.*
(d)(5) Voting Agreement by and between Tyson Limited Partnership and IBP, inc. dated as of January 1, 2001.*
(d)(6) Confidentiality Agreement between the Company and Parent dated December 18, 2000.*

*    Previously filed.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                TYSON FOODS, INC.

                                 /s/ LES BALEDGE
                                ------------------------------
                                   (Signature)

                                Les Baledge, Executive Vice
                                President and General Counsel
                                ------------------------------
                                     (Name and Title)

                                    March 1, 2001
                                ------------------------------
                                         (Date)

                                LASSO ACQUISITION CORPORATION
                                     /s/ LES BALEDGE
                                ------------------------------
                                       (Signature)

                                Les Baledge, Executive Vice President
                                ----------------------------------------
                                        (Name and Title)

                                        March 1, 2001
                                 ----------------------------------------
                                             (Date)

EXHIBIT INDEX
Exhibit No.
-----------
Item 12. Exhibits.
(a)(1)    Offer to Purchase dated December 12, 2000.*
(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(3)    Notice of Guaranteed Delivery.*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)    Form of summary advertisement dated December 12, 2000.*
(a)(7)    Press Release issued by Tyson dated December 11, 2000.*
(a)(8)    Tyson Conference call dated December 12, 2000.*
(a)(9)    Press Release issued by Tyson dated December 12, 2000.*
(a)(10)   Tyson Presentation delivered December 14, 2000.*
(a)(11)   Press Release issued by Tyson dated December 19, 2000.*
(a)(12)   Tyson Presentation delivered December 19, 2000.*
(a)(13)   Press Release issued by Tyson dated December 28, 2000.*
(a)(14)   Press Release issued by Tyson dated January 1, 2001.*
(a)(15)   Tyson Conference call dated January 2, 2001.*
(a)(16)   Supplement to the Offer to Purchase dated January 5, 2001.*
(a)(17) Letter of Transmittal to the Supplement (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(18)   Notice of Guaranteed Delivery to the Supplement.*
(a)(19)   Tyson Letter to IBP stockholders dated January 5, 2001.*
(a)(20)   Revised Tyson Letter to IBP stockholders dated January 5, 2001.*
(a)(21)   Tyson Shareholder Meeting dated January 12, 2001.*
(a)(22)   Press Release issued by Tyson dated January 12, 2001.*
(a)(23) Credit Agreement by and among Tyson Foods, Inc. and certain lenders party thereto, dated as of January 12, 2001. *
(a)(24)   Press Release issued by Tyson dated January 17, 2001. *
(a)(25)   Press Release issued by Tyson dated January 25, 2001.*
(a)(26)   Press Release issued by Tyson dated January 29, 2001.*
(a)(27)   Tyson Conference call dated January 29, 2001.*
(a)(28)   Press Release issued by Tyson dated February 6, 2001.*
(a)(29)   Press Release issued by Tyson dated February 21, 2001.*
(a)(30)   Press Release issued by Tyson dated February 21, 2001.*
(a)(31)   Tyson presentation dated February 21, 2001.*
(a)(32)   Press Release issued by Tyson dated February 28, 2001.*
(d)(1) Confidentiality Agreement between Parent and the Company dated December 4, 2000.*
(d)(2) Proposed form of Merger Agreement to be entered into by and among Tyson, Purchaser and the Company.*
(d)(3)    Revised Merger Agreement, executed by Tyson.*
(d)(4) Agreement and Plan of Merger dated as of January 1, 2001 among IBP, inc., Tyson Foods, Inc. and Lasso Acquisition Corporation.*
(d)(5) Voting Agreement by and between Tyson Limited Partnership and IBP, inc. dated as of January 1, 2001.*
(d)(6) Confidentiality Agreement between the Company and Parent dated December 18, 2000.*

*    Previously filed.